

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 20, 2023

Richard G. Rodick
Chief Financial Officer
Altisource Asset Management Corp
5100 Tamarind Reef
Christiansted, U.S. Virgin Islands 00820

> **Re: Altisource Asset Management Corp**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed March 27, 2023**
> **File No. 001-36063**

Dear Richard G. Rodick:

We issued comments to you on the above captioned filing on November 27, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by January 4, 2024.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction